Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Announces Appointment of Dr. Jean-Pierre Bizzari
to its Board of Directors

HOLON, Israel – September 5, 2018 – Compugen Ltd. (NASDAQ: CGEN), a clinical-stage cancer immunotherapy company and a leader in predictive target discovery, announced today the appointment of Jean-Pierre Bizzari, M.D., formerly Executive Vice President and Global Head of Oncology at Celgene Corporation, to its Board of Directors.

“I am delighted to welcome Jean-Pierre to Compugen’s Board,” said Paul Sekhri, Chairman of the Board. “I am confident that his extensive experience in oncology drug development will prove invaluable to Compugen.  We look forward to benefiting from his contribution as we continue building a robust pipeline of first-in-class immuno-oncology drugs addressing new drug targets discovered by our Company.”

“My professional life has been dedicated to advancing novel therapies in order to improve the lives of cancer patients, and I have been fortunate to be involved in the development and approval of multiple transformative oncology treatments,” said Jean-Pierre Bizzari, M.D. “Joining Compugen’s Board allows me the opportunity to continue this endeavor with a company whose innovative capabilities enable the computational discovery of new drug targets. I am thrilled to be part of the team and look forward to working with Compugen’s board of directors and management on translating its discovery capabilities into new cancer therapies for the benefit of patients worldwide.”

Dr. Jean-Pierre Bizzari is a world-renowned oncology expert who brings to Compugen over 35 years of broad experience in oncology drug development. Dr. Bizzari served as Executive Vice President and Global Head of Oncology at Celgene Corporation, responsible for Celgene’s clinical development and operations-statistics teams across the United States, Europe and Asia/Japan where he oversaw the development and approval of leading oncology products, including REVLIMID® (lenalidomide), VIDAZA® (azacitidine), ISTODAX® (romidepsin) and ABRAXANE® (nab-paclitaxel). In addition, he was chairman of Celgene’s hematology oncology development committee and a member of the company’s management committee. Prior to Celgene, Dr. Bizzari was the Vice President, Clinical Oncology Development for Sanofi-Aventis (formerly Rhône-Poulenc, Rhône-Poulenc Rorer and Aventis) where he oversaw the approval of Eloxatin® (oxaliplatin), Taxotere® (docetaxel) and Elitek® (rasburicase). Dr. Bizzari joined the pharmaceutical industry in 1983 as Head of Oncology at the Institut de Recherches Internationales SERVIER (France). Dr. Bizzari is a member of the Scientific Advisory Board of the French National Cancer Institute, and the European Organization of Research and Treatment of Cancer and Chairman of the New Drug Advisory Committee. He also serves on the boards of Halozyme Therapeutics, Onxeo, Oxford BioTherapeutics, Pieris Pharmaceuticals, Nordic Nanovector and Transgene.  Dr. Bizzari received his medical degree from the Nice Medical School and has trained at the Pitié-Salpêtrière Hospital in Paris, The Ontario Institute for Cancer Research, and The McGill Rosalind and Morris Goodman Cancer Research Centre (formerly the McGill Cancer Center) in Montreal, Canada.

About Compugen
Compugen is a clinical-stage, therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with R&D facilities in Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on NASDAQ and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen’s corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of therapeutic candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the "Risk Factors" section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
Email: jsteier@burnsmc.com
 Tel: 212-213-0006